MINERVA GOLD INC.

12/1 Kunayev str, IA 17

Nur-Sultan, 010000, Kazakhstan

(725) 225-1800

August 24, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
www.sec.gov

Re: Minerva Gold Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 9, 2021

File No. 333-255403

Dear Ms. Liz Packebusch,

We received your letter dated August 23, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 9, 2021. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1 filed August 9, 2021

Risk Factors, page 11

1. We note your response to prior comment 1, but are unable to locate the risk factor discussing the risk of doing business in Kazakhstan. Please revise to include a risk factor addressing economic and political risks related to doing business in Kazakhstan.

Our Response:  We have revised to include a risk factor addressing economic and political risks related to doing business in Kazakhstan.

Description of Business, page 21

2. Please expand your disclosure to discuss the material terms of your Option Agreement, including the terms of the option, the option period and consideration for the option. In addition, please file an executed copy of the Option Agreement.

Our Response:  We have expanded our disclosure to discuss the material terms of our Option Agreement, including the terms of the option, the option period and consideration for the option. In addition, we have filed an executed copy of the Option Agreement.

Interests of Named Experts and Counsel, page 33

3. We note you have filed a legal opinion and related consent in response to prior comment 5. Please update your disclosure under the heading "Interests of Named Experts and Counsel" to identify the counsel which has provided the opinion.

Our Response:  We have updated our disclosure under the heading "Interests of Named Experts and Counsel" to identify the counsel which has provided the opinion.

Thank you.

Sincerely,

/S/ Aftandil Aibekov

Aftandil Aibekov, President